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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                              SCHEDULE 13D

                    Under the Securities Act of 1934
                      (Amendment No.     4       )*
                                     ------------


                       Western Country Clubs, Inc.
 ----------------------------------------------------------------------
                            (Name of Issuer)


                      Common Stock,  $.01 par value
 ----------------------------------------------------------------------
                     (Title of Class of Securities)


                               958054 108
                 ---------------------------------------
                             (CUSIP Number)


Troy H. Lowrie, 1601 West Evans, Denver, Colorado  80223   (303) 934-2424
-------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)


                             April 14, 1997
         ------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 958054 108
                                                              Page 2 of 8

1.   Name of Reporting Person
     Social Security or I.R.S. Identification No. of above Person

     Troy H. Lowrie

2.   Check the Appropriate Box If a Member of a Group
                                                              [ ] A
                                                              [ ] B
3.   Sec Use Only


4.   Source of Funds*

     N/A
5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [ ]

6.   Citizenship or Place of Organization
     USA

        Number of                      7.  Sole Voting Power
          Shares                            76,800
       Beneficially
         Owned by                      8.  Shared Voting Power
          Each
        Reporting
          Person                       9.  Sole Dispositive Power
          With                                76,800

                                       10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     76,800

12.  Check If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                                                          [ ]

13.  Percent of Class Represented by Amount in Row (11)
      2.1%

14.  Type of Reporting Person*
     IN


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP NO. 958054 108
                                                              Page 3 of 8

ITEM 1.   SECURITY AND ISSUER

     Common Stock, $.01 par value

     WESTERN COUNTRY CLUBS, INC.
     1601 N.W. Expressway, Suite 1610
     Oklahoma City, Oklahoma 73118


ITEM 2.   IDENTITY AND BACKGROUND

     (a)  The Reporting Person is Troy H. Lowrie ("Lowrie".)

     (b) The mailing address and principal business address of the Reporting Person is:

          Troy H. Lowrie
          1601 West Evans
          Denver, Colorado   80223

     (c)  Reporting Person is the sole owner of Lowrie Investment
          Management, Inc., a company engaged in the restaurant/nightclub business, with offices at 1601 West Evans, Denver, Colorado 80223.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Reporting Person is a citizen of the United States.

CUSIP NO. 958054 108
                                                              Page 4 of 8

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Lowrie entered into a Stock Purchase Agreement dated as of September 20, 1996 (the "Agreement") with Red River Concepts, Inc., a Delaware corporation ("Red River"), and the Issuer, under which Red River agreed to purchase from Lowrie 1,300,000 shares of common stock, $.01 par value (the "Shares"), of the Issuer, upon the terms and conditions set forth in the Agreement.

     Pursuant to the first closing under the Agreement which occurred on October 10, 1996 (the "First Closing"), Lowrie sold: (i) 200,000 Shares (the "Initial Shares") for $1.00 per share or $200,000 in cash to certain designees of Red River; and (ii) 800,000 Shares (the "Second Shares") for $1.00 per share or $800,000 paid with a one-year promissory note in the principal amount of $800,000 (the "Note") to Red River. The Note bore interest at the prime rate of First Interstate Bank of Denver, N.A., was secured by the Second Shares, was guaranteed by Red River and was personally guaranteed by James E. Blacketer and Joe R. Love. The balance of 300,000 shares were to be purchased by Red River for $300,000 cash on or before April 15, 1997.

     On April 14, 1997, the parties amended the Agreement so that (i) Red River purchased the original 800,000 shares for $100,000 in cash and a $300,000 promissory note due July 14, 1997, bearing interest at the rate of 10% per annum, secured by 550,000 of the original 800,000 shares and personally guaranteed by James E. Blacketer, Joe R. Love and C.H. Financial Corporation, a company controlled by Joe R. Love, and the $800,000 note was cancelled; (ii) LAF, a limited partnership, purchased 137,500 shares for $68,750 in cash; (iii) the John Michael Love Trust purchased 132,500 shares for $66,250 in cash; and (iv) JEBCO, L.L.C. purchased 30,000 shares for $15,000 in cash.

     In connection with the First Closing, Lowrie and Red River entered into a Voting Trust Agreement with respect to the Second and Third Shares under which Red River granted to Lowrie the right to vote the Second and Third Shares on all matters submitted to the shareholders of the Issuer, but only upon the occurrence of an event of default under the Note and during the pendency thereof. The Voting Trust Agreement was terminated in connection with the amendment to the Agreement.

CUSIP NO. 958054 108
                                                              Page 5 of 8

     Pursuant to a Cessation Agreement dated February 4, 1997, effective
May 15, 1997 Mr. Lowrie sold 90,000 shares of Common Stock to Jebco, L.L.C.
in consideration for a one-year $75,000 promissory note, due in two semi-annual installments of principal and accrued interest and bearing interest at 8% per annum. The note is secured by the 90,000 shares. Pursuant to the Cessation Agreement, Mr. Lowrie resigned as a director of the Company effective February 4, 1997.

     For a more complete description of the Agreement and the transactions contemplated thereby, see the Issuer's Form 8-K dated October 10, 1996.

     As a result of the foregoing transactions, Mr. Lowrie currently owns 76,800 shares.

ITEM 4. PURPOSE OF TRANSACTION

     Except as otherwise stated herein, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

CUSIP NO. 958054 108
                                                              Page 6 of 8

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 76,800 shares, representing 2.1% of the Issuer's outstanding common stock as of May 21, 1997.

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 76,800 shares reported herein.

     (c)  The transactions in the last 60 days are as follows:

          See Item 3 above for a description of Mr. Lowrie's sale of 300,000 shares of Common Stock effective April 14, 1997 and 90,000 shares of Common Stock effective May 15, 1997.

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e)  Not applicable.

CUSIP NO. 958054 108
                                                              Page 7 of 8

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 3. above for a description of the Stock Purchase Agreement, as amended, the Voting Trust Agreement, the Cessation Agreement and the Notes entered into between Red River, Jebco, L.L.C., the Issuer and Mr. Lowrie in connection with the purchase of shares from Mr. Lowrie.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 9.1     Voting Trust Agreement between Troy H. Lowrie and
          Red River Concepts, Inc. dated as of September 20, 1996. Incorporated by reference to the like numbered exhibit filed with the Issuer's Form 8-K dated October 10, 1996.

     Exhibit 10.1    Stock Purchase Agreement between the Issuer,
          Troy H. Lowrie and Red River Concepts, Inc. dated as of September 20, 1996. Incorporated by reference to the like numbered exhibit filed with the Issuer's Form 8-K dated October 10, 1996.

     Exhibit 10.2    Amendment to Stock Purchase Agreement dated
          November 26, 1996. Previously filed.

     Exhibit 10.3 Cessation Agreement dated February 4, 1997 between Troy H. Lowrie, Red River Concepts, Inc., Western Country Clubs, Inc. and Jebco, L.L.C. Previously filed.

     Exhibit 10.34 Second Amendment to Stock Purchase Agreement and Cessation Agreement dated April 14, 1997 by and between Troy
          H. Lowrie, Red River Concepts, Inc., Western Country Clubs, Inc., Jebco, L.L.C., John Michael Love Trust, and LAF. Incorporated by reference to the like numbered exhibit filed with the Issuer's Registration Statement on Form SB-2, SEC Registration No. 333-21547.

CUSIP NO. 958054 108
                                                              Page 8 of 8

  SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: May 27, 1997            /s/ Troy H. Lowrie
                              -------------------------------
                              Troy H. Lowrie




ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).